SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: RESHAPING AVIVA TO SIMPLIFY AND GROW

News release

19 April 2012
RESHAPING AVIVA TO SIMPLIFY AND GROW

Aviva plc ("Aviva") is announcing a new flatter organisation as part of our strategy to simplify and bring more focus to the business. As we now operate in materially fewer countries we have decided to remove the regional layer of our structure and are appointing the leaders of our three major businesses to the Group Executive Committee ('GEC').

As our 2011 results demonstrated, we have beaten all our operating targets and made significant progress against our strategy to concentrate on selected markets where we can grow and earn higher returns. Aviva's general operating performance continues to be strong.

Building on that progress, we are now evolving our strategy further, recognising the fact that the group has markets with two distinctive characteristics and clear aims:

·
The Developed Markets are UK & Ireland (UK&I), France, Spain, Italy, the USA and Canada. There will be a clear priority in these markets to increase profits and cash generation through a combination of operational efficiencies and scale advantages.

·
The Higher Growth Markets are our businesses in Asia, Poland, Turkey and Russia. These countries have higher growth characteristics due to their economic growth potential and relatively low penetration of insurance products. We expect that these businesses will grow quickly and make an increasingly material contribution to profits.

More detail on our plans for these markets and the cost savings associated with these changes will be set out at the investor and analyst event on 24 May 2012.

We are making the following changes with effect from today:

·
The three CEOs of our largest businesses will be joining the GEC, subject to regulatory approval, reporting directly to Andrew Moss: David Barral (CEO UK&I Life Insurance), David McMillan (CEO UK&I General Insurance) and Philippe Maso (CEO France). Chris Littlefield, CEO Aviva USA, will also report to Andrew Moss.

·
Trevor Matthews will be Executive Director, Developed Markets. In this role he will chair the UK & Ireland Board and be directly responsible for Canada, Italy and Spain. Trevor will also be responsible for developing the key group-wide capabilities of underwriting, pricing and claims management.

·	Simon Machell will be CEO, Higher Growth Markets.

·	Igal Mayer, Richard Hoskins and Alain Dromer are leaving Aviva:

-
Igal Mayer has made a considerable contribution to Aviva in a number of roles over many years. Igal has resigned from the Board of Aviva with effect from today and will be leaving at the end of May 2012. As a result Igal will not be seeking re-election as a director at Aviva's Annual General Meeting on 3 May 2012.

-	Richard Hoskins joined Aviva in 2009 and during his time as both CFO and most recently CEO North America has overseen a significant growth in profits in the region.

-
Alain Dromer has transformed Aviva Investors, creating an integrated asset management business and successfully growing external sales to record levels in 2011. We will be recruiting a successor to Alain who will report to Pat Regan, CFO, to lead the next stage of Aviva Investors' development.

-	Pat Regan will continue as Group CFO and will assume responsibility for Aviva Investors.

-
John Ainley (Group HR and CR Director), Amanda Mackenzie (Chief Marketing & Communications Officer), Cathryn Riley (Chief Operating Officer), and Robin Spencer (Chief Risk Officer) will continue as members of the GEC.

The new structure will result in shorter and more direct reporting lines from the individual countries to members of the GEC.

Andrew Moss, Group Chief Executive, said:

"The changes I am announcing today will result in a simpler and more efficient organisation which will deliver further operational benefits, accelerate delivery of our strategy and provide opportunities for profitable growth.

"I am pleased to welcome David Barral, David McMillan and Philippe Maso to the Group Executive Committee.

"I would also like to thank Igal Mayer, Richard Hoskins and Alain Dromer for their enormous contribution to Aviva and wish them well for the future."

Enquiries:

Media

Nigel Prideaux                                                      +44 (0)20 7662 0215
Andrew Reid                                                         +44 (0)20 7662 3131

Analysts

Charles Barrows                                                    +44 (0)20 7662 8115

Notes to editors:

·
Philippe Maso joined Aviva in July 2011 as CEO, Aviva France. Philippe was CEO of AXA Insurance UK from 2008 to 2010 and was previously finance director of AXA's UK business. He has also held senior roles for AXA Group including leading its corporate finance and risk management division. He began his career with Mazars and also worked for UAP Group.

·
David Barral was appointed CEO, Aviva UK Life in June 2011.  He joined Aviva in October 1999 and his roles in UK Life have included director for distribution, intermediary and partnerships director, marketing director and chief operating officer. He has a career in financial services spanning 30 years, including roles with Eagle Star, Prudential and Morgan Grenfell.

·
David McMillan was appointed CEO, Aviva UK General Insurance (GI) in January 2010. He joined Aviva in 2002 and his roles in UK GI have included partnerships director, customer service director and chief operating officer. Prior to this he spent 12 years as director of management consultancy with PWC.

·	Aviva provides 43 million customers with insurance, savings and investment products.

·	We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

·	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

·	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

·	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

·	For broadcast-standard video, please visit http://www.aviva.com/media/video/.

·	Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 April, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary